SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BISON PETROLEUM, CORP.

__________________________________

(Name of Issuer)

Common Shares, $0.001 par value

_________________

(Title of Class of Securities)

091714 105

_________________

(CUSIP NUMBER)

Bison Petroleum, Corp.

23/F Tower B, Caizhi International Mansion

No.18, East Zhongguancun Road, Haidian District, Beijing, China 430010

86 10 6250 6999

__________________________________

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 10, 2015 and May 13, 2015

__________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 091714 105

1	NAME OF REPORTING PERSONS	Yahong Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,650,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 116,650,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.58%
14	TYPE OF REPORTING PERSON IN

*	Based upon 800,000,000 shares of the Issuer's common stock issued and outstanding as of May 13, 2015

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Item 1. Security and Issuer

This Schedule 13D relates to the acquisition by Yahong Zhao of a total of 116,650,000 shares of the common stock, $0.001 par value, of Bison Petroleum, Corp., a Nevada corporation  (the "Issuer"), having its principal executive offices at 23/F Tower B, Caizhi International Mansion No.18, East Zhongguancun Road, Haidian District, Beijing, China 430010.

Item 2. Identity and Background

(a) The reporting person for purposes of this statement is Yahong Zhao (the "Reporting Person").

(b) The business address of the Reporting Person is 23/F Tower B, Caizhi International Mansion No.18, East Zhongguancun Road, Haidian District, Beijing, China 430010.

(c) The Reporting Person is the Chief Executive Officer and a director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

The Reporting Person acquired 5,016,667 shares of the Issuer’s common stock on April 10, 2015 from Antonio Martinez-Guzman, former President and CEO of the Issuer, and two other stockholders of the Issuer, Nelan Advisors Corp. and ACR Holdings Limited, for a purchase price of $32,000. The source of the funds used to pay the purchase price for those shares was the personal funds of the Reporting Person. The Reporting Person acquired an additional 111,633,333 shares of the Issuer’s common stock on May 13, 2015 in exchange for her shares of Yinhang Internet Technologies Development, Inc. pursuant to a Share Exchange Agreement dated as of May13, 2015 (the “Share Exchange”).  As a result of the Share Exchange, the Issuer is no longer a shell company and now operates an online marketplace serving merchants and consumers in China through three variable interest entities, as more fully described in the Issuer’s Current Report on Form 8-K filed on May 14, 2015.

Item 4. Purpose of Transaction

(a) The Reporting Person acquired the Shares for investment purposes.  The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

(b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

(c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

(d) The Reporting Person does not have any plan or proposal which relates to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

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(f) Except for the change in the business of the Issuer resulting from the Share Exchange as reported in the Issuer’s Current Report on Form 8-K filed on May 14, 2015, the Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

(g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

(h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person owns 116,650,000 shares , or approximately 14.58%, of the Issuer’s common stock.

(b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

(c) Except as set forth in Item 1 above, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

(d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

Share Exchange Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015	/s/ Yahong Zhao
Yahong Zhao

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SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT (hereinafter referred to as this “Agreement”) is entered into as of this 13th day of May, 2015, by and among Bison Petroleum, Corp., a Nevada corporation (the “Company”), Yinhang Internet Technologies Development, Inc., a Nevada corporation (“Yinhang Nevada”), and the stockholders of Yinhang Nevada who are signatories to this Agreement (the “Stockholders”).

Preliminary Statement

The Company is a publicly traded company whose shares of common stock are quoted on OTC Pink Limited under the symbol "BISN.”

Yinhang Nevada is a privately-owned corporation which is mainly engaged in providing web hosting services in China through its consolidated variable interest entities, Beijing Huashangjie Electronic Business Service Co., Ltd., or “Huashangjie,” Beijing UKT Investment Management Co., Ltd., or “UKT,” and Beijing Qianxian Media Advertising Co., Ltd., or “Qianxian Media,” and together with Huashangjie and UKT, the “VIEs.”

Huashangjie, UKT and Qianxian Media are effectively and substantially controlled by Huashang Wujie (Beijing”) Internet Technology Co., Ltd., or “Huashang Wujie,” a Chinese wholly-foreign owned enterprise, through a series of agreements referred to herein as “VIE Agreements.”   Huashang Wujie  is a wholly-owned subsidiary of Yinhang (Hong Kong) Internet Technologies Development Limited, or Yinhang HK,” a Hong Kong limited company and wholly-owned subsidiary of Yinhang Nevada.

The Company desires to acquire 100% of the issued and outstanding shares of Yinhang Nevada from the Stockholders in exchange for the issuance of an aggregate of 758,166,667 shares of the common stock of the Company (the “Exchange Shares”), and the Stockholders are willing to exchange their shares of Yinhang Nevada in exchange for the Exchange Shares on the terms and subject to the conditions set forth herein (the “Exchange”). Upon consummation of the Exchange, Yinhang Nevada will become a wholly-owned subsidiary of the Company.

The boards of directors of the Company and Yinhang Nevada have determined, subject to the terms and conditions set forth in this Agreement, that the transaction contemplated hereby is desirable and in the best interests of their respective stockholders.  This Agreement is being entered into for the purpose of setting forth the terms and conditions of the proposed acquisition.

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE I

REPRESENTATIONS, COVENANTS, AND WARRANTIES OF YINHANG NEVADA

As an inducement to, and to obtain the reliance of the Company, except as set forth in the Yinhang Nevada Schedules (as defined in Section 1.12 below) annexed hereto, Yinhang Nevada (which for purposes of this Article I includes Yinhang HK, Huashang and the VIEs, unless the context requires otherwise) represents and warrants as follows:

Section 1.01 Incorporation.  Yinhang Nevada is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Nevada and has the corporate power and is duly authorized under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in all material respects as it is now being conducted.  Yinhang Nevada has delivered to the Company or its representatives complete and correct copies of the articles of incorporation and by-laws of Yinhang Nevada, each  as in effect on the date hereof (collectively, the “Yinhang Nevada Charter Documents”).  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of Yinhang Nevada’s Charter Documents.  Yinhang Nevada has taken all actions required by law, the Yinhang Nevada Charter Documents, or otherwise to authorize the execution and delivery of this Agreement.  Yinhang

Nevada has full power, authority, and legal capacity and has taken all action required by law, the Yinhang Nevada Charter Documents, and otherwise to consummate the transactions herein contemplated.

Section 1.02 Authorized Shares.  As of the date hereof, the authorized capital of Yinhang Nevada consists of10,000,000 shares of preferred stock (undesignated as to series), none of which have been issued, and 100,000,000 shares of common stock, of which 217,330 shares of common stock are issued and outstanding.  The issued and outstanding shares of common stock are validly issued, fully paid, and non-assessable and not issued in violation of the preemptive or other rights of any person.

Section 1.03 Subsidiaries and Predecessor Corporations.  Except for Yinhang HK and Huashang, Yinhang does not have any subsidiaries, and except for Huashangjie, UKT and Qianxian Media, Yinhang does not own, beneficially or of record, any shares of or control any other corporation.

Section 1.04  Financial Statements.

(a) Yinhang Nevada has made available to the Company a correct and complete copy of the audited combined balance sheets of the VIEs as of December 31, 2014 (the “2014 Combined Balance Sheet”) and December 31, 2013 and the related audited statements of operations, stockholders’ equity and cash flows for December 31, 2014 and December 31, 2013, together with the notes to such statements and the opinion of its independent certified public accountants, with respect thereto (the “VIE Combined Financial Statements”).

(b) The VIE Combined Financial Statements (including any related notes thereto) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the combined financial positions of the VIEs at the respective dates thereof and the combined results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to have a  material adverse effect upon the business, prospects, management, properties, operations, condition (financial or otherwise) or results of operations of the VIEs, taken as a whole (“Material Adverse Effect”). The combined balance sheets of the VIEs included in the VIE Combined Financial Statements are true and accurate and present fairly as of their respective dates the combined financial condition of the VIEs.  As of the date of such balance sheets, except as and to the extent reflected or reserved against therein, The VIEs had no liabilities or obligations (absolute or contingent) which should be reflected in the combined balance sheets of the VIEs or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the combined assets of the VIEs, in accordance with generally accepted accounting principles. The combined statements of operations, stockholders’ equity and cash flows of the VIEs reflect fairly the information required to be set forth therein by generally accepted accounting principles. All of the VIEs combined assets are reflected in the VIE Combined Financial Statements, and, except as set forth in the Yinhang Nevada Schedules or the VIE Combined Financial Statements or the notes thereto, the VIEs have no material liabilities, direct or indirect, matured or unmatured, contingent or otherwise.

(c) Yinhang Nevada has duly and punctually paid all governmental fees and taxes which it has become liable to pay and has duly allowed for all taxes reasonably foreseeable and is under no liability to pay any penalty or interest in connection with any claim for governmental fees or taxation and Yinhang Nevada has made any and all proper declarations and returns for taxation purposes and all information contained in such declarations and returns is true and complete and full provision or reserves have been made in its financial statements for all governmental fees and taxation.

(d) The books and records, financial and otherwise, of Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) are in all material aspects complete and correct and have been maintained in accordance with generally accepted accounting principles consistently applied throughout the periods involved.

Section 1.05 Information. The information concerning Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) set forth in this Agreement and in the VIE Combined Financial Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.  In addition, Yinhang Nevada has fully disclosed in writing to Company (through this Agreement or the

Yinhang Nevada Schedules) all information relating to matters involving Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) or their respective assets or present or past operations or activities which (i) indicated or may indicate, in the aggregate, the existence of a greater than $50,000 liability, (ii) have led or may lead to a competitive disadvantage on the part of Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) or (iii) either alone or in aggregation with other information covered by this Section, otherwise have led or may lead to a material adverse effect on Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs), their respective assets, operations or activities as presently conducted or as contemplated to be conducted after the Closing Date, including, but not limited to, information relating to governmental, employee, environmental, litigation and securities matters and transactions with affiliates.

Section 1.06 Options or Warrants.   There are no existing options, warrants, calls, or commitments of any character relating to the authorized and unissued stock of Yinhang Nevada.

Section 1.07 Absence of Certain Changes or Events.  Since December 31, 2014 (the “Cut-Off Date”):

(a) There has not been (i) any material adverse change in the business, operations, properties, assets or condition of Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs), or (ii) any damage, destruction or loss Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) (whether or not covered by insurance, materially and adversely affecting the business, operations, properties, assets or condition of Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs).

(b) Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) has not (i) amended the Yinhang Nevada Charter Documents, except as required by this Agreement; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are outside of the ordinary course of its business or material considering its business; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any transactions or agreements other than in the ordinary course of business; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or  termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its salaried employees whose monthly compensation exceed $1,000; or  (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for or with its officers, directors, or employees.

(c) Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) has not (i) granted or agreed to grant any options, warrants, or other rights for its stock, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid or agreed to pay any material obligations or liabilities (absolute or contingent) other than current liabilities reflected in or shown on the 2014 Combined Balance Sheet and current liabilities incurred since the Cut-Off Date in the ordinary course of business and professional and other fees and expenses in connection with the preparation of this Agreement and the consummation of the transaction contemplated hereby; (iv) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than $1,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value less than $1,000); (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering its business; or (vi) issued, delivered or agreed to issue or deliver, any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this Agreement.

(d)  Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) has not become subject to any law or regulation which materially and adversely affects, or in the future, may adversely affect, its business, operations, properties, assets or condition.

Section 1.08 Litigation and Proceedings.  There are no actions, suits, proceedings, or investigations pending or, to the knowledge of Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) after reasonable investigation, threatened by or against it or affecting it or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.  Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) does not have any knowledge of any material default on its part with respect to any judgment, order, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default. Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) is not a party to or bound by, and its properties are not subject to, any judgment, order, writ, injunction, decree, or award.

Section 1.09 No Conflict With Other Instruments.   The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of, any indenture, mortgage, deed of trust, or other material agreement or instrument to which Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) is a party or to which any of its assets, properties or operations are subject.

Section 1.10 Compliance With Laws and Regulations.  Yinhang Nevada (including each of Yinhang HK, Huashang and the VIEs) has complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect its business, operations, properties, assets, or condition, except to the extent that noncompliance would not result in the occurrence of any material liability.

Section 1.11   Approval of Agreement.  The Board of Directors has authorized the execution and delivery of this Agreement by Yinhang Nevada and the transactions contemplated hereby, and has recommended to the Stockholders that the Exchange be accepted.

Section 1.12   Yinhang Nevada Disclosure Schedules.   Yinhang Nevada has delivered to the Company a schedule of any exceptions to the representations made herein (the “Yinhang Nevada Schedules”), certified by the chief executive officer of Yinhang Nevada as complete, true, and correct as of the date of this Agreement in all material respects. Yinhang Nevada shall cause the Yinhang Nevada Schedules and the instruments and data delivered to the Company hereunder to be promptly updated after the date hereof up to and including the Closing Date.

Section 1.13 Valid Obligation.  This Agreement and all agreements and other documents executed by the Company in connection herewith constitute the valid and binding obligation Yinhang Nevada, enforceable in accordance with its or their terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section 1.14 PRC Laws and Regulations. To the best of its knowledge, Yinhang Nevada, and each of Yinhang HK, Huashang and the VIEs, is in compliance with all applicable laws and regulations of the PRC and the provincial and local governments in which it is located or conducts business, and all material consents, approvals, authorizations or licenses requisite under PRC law for the due and proper establishment and operation of their respective businesses have been duly obtained from the relevant PRC governmental authorities and are in full force and effect.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each of the Stockholders hereby represents and warrants to the Company as follows.

Section 2.01 Good Title.  The Stockholder is the record and beneficial owner, and has good title to the shares of Yinhang Nevada owned by such Stockholder (“Yinhang Nevada Shares”), with the right and authority to sell and deliver such Yinhang Nevada Shares, free and clear of all liens, claims, charges, encumbrances, pledges, mortgages, security interests, options, rights to acquire, proxies, voting trusts or similar agreements, restrictions on transfer or adverse claims of any nature whatsoever.  Upon delivery of any certificate or certificates duly assigned, representing the same as herein contemplated and/or upon registering of the Company as the new owner of such

Yinhang Nevada Shares in the share register of the Yinhang Nevada, the Company will receive good title to such Yinhang Nevada Shares, free and clear of all liens.

Section 2.02 Power and Authority. The Stockholder has the legal power, capacity and authority to execute and deliver this Agreement to consummate the transactions contemplated by this Agreement, and to perform such Stockholder’s obligations under this Agreement.  This Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms hereof.

Section 2.03 No Conflicts.  The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of such Stockholder’s obligations hereunder in accordance with the terms hereof: (a) will not require the consent of any third party or governmental entity under any laws; (b) will not violate any laws applicable to the Stockholder and (c) will not violate or breach any contractual obligation to which the Stockholder is a party.

Section 2.04 Finder’s Fee.  The Stockholder has not created any obligation for any finder’s, investment banker’s or broker’s fee in connection with the Exchange.

Section 2.05 Acquisition of Exchange Shares for Investment.

(a) The Stockholder is acquiring the Exchange Shares for investment for such Stockholder’s own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Stockholder has no present intention of selling, granting any participation in, or otherwise distributing the same.  The Stockholder further represents such Stockholder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Exchange Shares.

(b) The Stockholder represents and warrants that such Shareholder (i) can bear the economic risk of such Stockholder’s respective investments, and (ii) possesses such knowledge and experience in financial and business matters that such Stockholder is capable of evaluating the merits and risks of the investment in the Company and its securities.

(c) The Stockholder is not a “U.S. Person” as defined in Rule 902(k) of Regulation S of the Securities Act (“Regulation S”) and understands that the Exchange Shares are not registered under the Securities Act and that the issuance thereof to such Shareholder is intended to be exempt from registration under the Securities Act pursuant to Regulation S.  The Stockholder has no intention of becoming a U.S. Person.  At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Stockholder was outside of the United States.  Each certificate representing the Exchange Shares shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

 (d) The Stockholder acknowledges that neither the SEC, nor the securities regulatory body of any state or other jurisdiction, has received, considered or passed upon the accuracy or adequacy of the information and representations made in this Agreement.

(e) The Stockholder acknowledges that such Stockholder has carefully reviewed such information as such Stockholder has deemed necessary to evaluate an investment in the Company and its securities.  To the full satisfaction of such Stockholder, the Stockholder has been furnished all materials that he has requested relating to the Company and the issuance of the Exchange Shares hereunder, and such Stockholder has been afforded the opportunity to ask questions of the Company’s representatives to obtain any information necessary to verify the accuracy of any representations or information made or given to the Stockholder.  Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of the Company set forth in this Agreement, on which the Stockholder has relied in making an exchange of such Stockholder’s Yinhang Nevada Shares for the Exchange Shares.

(f) The Stockholder understands that the Exchange Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Exchange Shares or any available exemption from registration under the Securities Act, the Exchange Shares may have to be held indefinitely.  The Stockholder further acknowledges that the Exchange Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of Rule 144 are satisfied (including, without limitation, the Company’s compliance with the reporting requirements under the Exchange Act).

(g) The Stockholder agrees that, notwithstanding anything contained herein to the contrary, the warranties, representations, agreements and covenants of the Stockholder under this Section 2.05 shall survive the Closing for the period set forth in Section 6.11.

Section 2.06 Additional Legends; Consent. The Stockholder consents to the Company making a notation on its records or giving instructions to any transfer agent of Exchange Shares in order to implement the restrictions on transfer of the Exchange Shares.

ARTICLE III

REPRESENTATIONS, COVENANTS, AND WARRANTIES OF THE COMPANY

As an inducement to, and to obtain the reliance of Yinhang Nevada and the Stockholders, except as set forth in the Company Schedules or the Company SEC Reports (as each of those terms is hereinafter defined), the Company represents and warrants as follows:

Section 3.01 Organization.  The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Nevada and has the corporate power and is duly authorized under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in all material respects as it is now being conducted.  The Company has made available to Yinhang Nevada and the Stockholders or there is included on the Securities and Exchange Commission’s website (“EDGAR”) complete and correct copies of the articles of incorporation and bylaws of the Company, each as in effect on the date hereof (together, the “Company Charter Documents”). The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of Company Charter Documents.  The Company has taken all action required by law, its Charter Documents, or otherwise to authorize the execution and delivery of this Agreement, and the Company has full power, authority, and legal right and has taken all action required by law, its Charter Documents, or otherwise to consummate the transactions herein contemplated.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 800,000,000 shares of common stock, of which 41,883,335 shares are issued and outstanding. All issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the preemptive or other rights of any person. As of the Closing Date, no shares of the Company’s common stock were reserved for issuance upon the exercise of outstanding options to purchase the common stock; no shares of common stock were reserved for issuance upon the exercise of outstanding warrants to purchase shares of Company common stock; and no shares of common stock were reserved for issuance upon the conversion of any outstanding convertible notes, debentures or other securities.  All outstanding shares of the Company’s common stock have been issued and granted in compliance with (i) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (ii) all requirements set forth in any applicable Contracts.

(b) There are no equity securities, partnership interests or similar ownership interests of any class of any equity security of the Company, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.  There is no plan or arrangement to issue shares of the Company’s common stock, except as set forth in this Agreement.

Except as contemplated by this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company, and there are no agreements to which Company is a party, or of which the Company has knowledge, which conflict with this Agreement or the transactions contemplated herein or otherwise prohibit the consummation of the transactions contemplated hereunder.

Section 3.03 Subsidiaries and Predecessor Corporations.   Except as disclosed in the Company SEC Reports, the Company does not have any predecessor corporation(s), no subsidiaries, and does not own, beneficially or of record, any shares of any other corporation.

Section 3.04 SEC Filings; Financial Statements.

(a) The Company has made available to Yinhang Nevada and the Stockholders a correct and complete copy, or there has been available on EDGAR, copies of each report, registration statement and definitive proxy statement filed by the Company with the SEC since May 1, 2013 (the “Company SEC Reports”); however, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended April 30, 2014 or its Quarterly Reports on Form 10-Q for the quarterly periods ended thereafter (collectively, the “Delinquent Reports”).  As of their respective dates, the Company SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Included in the Company SEC Reports are the audited balance sheets of the Company as of April 30, 2013 and the related audited statements of operations, stockholders’ equity and cash flows for April 30, 2013, together with the notes to such statements and the opinion of its independent certified public accountants, with respect thereto.

(c) Each set of financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the financial position of the Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to have a  material adverse effect upon the business, prospects, management, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole (“Material Adverse Effect”). The balance sheets of the Company included in the Company SEC Reports are true and accurate and present fairly as of their respective dates the financial condition of the Company.

As of the date of such balance sheets, except as and to the extent reflected or reserved against therein, the Company had no liabilities or obligations (absolute or contingent) which should be reflected in the balance sheets or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the assets of the Company, in accordance with generally accepted accounting principles. The statements of operations, stockholders’ equity and cash flows reflect fairly the information required to be set forth therein by generally accepted accounting principles. Except as set forth in the Company Schedules, the Company has no material liabilities, direct or indirect, matured or unmatured, contingent or otherwise.

(d) The Company has no material liabilities with respect to the payment of any federal, state, county, local or other taxes (including any deficiencies, interest or penalties), except for taxes accrued but not yet due and payable.

(e) Except as set forth in the Company Schedules, the Company has timely filed (or filed requests for extensions of time within which to file) all state, federal or local income and/or franchise tax returns required to be filed by it from inception to the date hereof.  Each of such income tax returns reflects the taxes due for the period covered thereby, except for amounts which, in the aggregate, are immaterial.

(f) The books and records, financial and otherwise, of the Company are in all material aspects complete and correct and have been maintained in accordance with generally accepted accounting principles consistently applied throughout the periods involved.

Section 3.05 Options or Warrants.   There are no existing options, warrants, calls, or commitments of any character relating to the authorized and unissued stock of the Company.

Section  3.06 Absence of Certain Changes or Events.  Since January 31, 2014:

(a) There has not been (i) any material adverse change in the business, operations, properties, assets or condition of the Company or (ii) any damage, destruction or loss to the Company (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets or condition of the Company.

(b) The Company has not (i) amended the Company Charter Documents, except as may be required by this Agreement; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are outside of the ordinary course of business or material considering the business of the Company; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any transactions or agreements other than in the ordinary course of business; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or  termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its salaried employees whose monthly compensation exceed $1,000; or  (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for or with its officers, directors, or employees.

(c) The Company has not (i) granted or agreed to grant any options, warrants, or other rights for its stock, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid or agreed to pay any material obligations or liabilities (absolute or contingent) other than current liabilities reflected in or shown on the most recent Company balance sheet and current liabilities incurred since that date in the ordinary course of business and professional and other fees and expenses in connection with the preparation of this Agreement and the consummation of the transaction contemplated hereby; (iv) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than $1,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value less than $1,000); (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of the Company; or (vi) issued, delivered or agreed to issue or deliver, any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this Agreement.

(d)  The Company has not become subject to any law or regulation which materially and adversely affects, or in the future, may adversely affect, the business, operations, properties, assets or condition of the Company.

Section 3.07 Litigation and Proceedings.  There are no actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company, or affecting the Company or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind except as disclosed in the Company Schedule 3.07.  The Company is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator, or governmental agency or instrumentality.

Section 3.08 Contracts.

(a) The Company  is not a party to, and its assets, products, technology and properties are not bound by, any contract, franchise, license agreement, agreement, debt instrument or other commitments whether such agreement is in writing or oral;

(b) The Company is not a party to or bound by, and the properties of the Company are not subject to any contract, agreement, other commitment or instrument; any charter or other corporate restriction; or any judgment, order, writ, injunction, decree, or award; and

(c) The Company is not a party to any oral or written (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, (iii) agreement, contract, or indenture relating to the borrowing of money, (iv) guaranty of any obligation, (vi) collective bargaining agreement; or (vii) agreement with any present or former officer or director of the Company.

Section 3.09 No Conflict With Other Instruments.   The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of, any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or to which any of its assets, properties or operations are subject.

Section 3.10 Compliance With Laws and Regulations.  The Company has complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof, except for the Delinquent Reports.

Section 3.11  Approval of Agreement.  The Board of Directors of the Company has authorized the execution and delivery of this Agreement by the Company and has approved this Agreement and the transactions contemplated hereby.

Section 3.12  Company Schedules.  The Company has delivered to Yinhang Nevada and the Stockholders the following schedules, which are collectively referred to as the “Company Schedules” and which consist of separate schedules, which are dated the date of this Agreement, all certified by the chief executive officer of the Company to be complete, true, and accurate in all material respects as of the date of this Agreement.

(a) a schedule of any exceptions to the representations made herein; and

(e) a schedule containing the other information requested herein.

The Company shall cause the Company Schedules and the instruments and data delivered to Yinhang Nevada and the Stockholders hereunder to be promptly updated after the date hereof up to and including the Closing Date.

Section 3.13 Valid Obligation.  This Agreement and all agreements and other documents executed by Acquirer in connection herewith constitute the valid and binding obligation of the Company, enforceable in accordance with its or their terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section 3.14  Liabilities.  As of the completion of the Closing, the Company will have no liabilities or obligations other than those not in excess of $15,000, arising in connection with this transaction.

ARTICLE IV

PLAN OF EXCHANGE

Section 4.01 The Exchange. On the terms and subject to the conditions set forth in this Agreement, each of the Stockholders by executing this Agreement, shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the number of shares of Yinhang Nevada set forth on the Yinhang Nevada Schedules attached hereto, constituting all of the shares of Yinhang Nevada held by such Stockholder. In exchange for the transfer of such securities by the Stockholders, the Company shall issue to the Stockholders, their affiliates or assigns, a total of 758,166,667 shares of the Company’s common stock in such proportions as indicated on Table 1 attached hereto. Each of the Stockholders shall, on surrender of their certificate or certificates representing such Stockholder’s shares to the Company or its registrar or transfer agent, be entitled to receive a certificate or certificates evidencing his proportionate interest in the Exchange Shares. The Stockholders acknowledge that the distribution of the Exchange Shares among them has been determined by agreement among them.

Upon consummation of the Exchange, all of the issued and outstanding shares of Yinhang Nevada shall be held by the Company.

Section 4.02 Closing.  The closing (the “Closing” or the “Closing Date”) of the transactions contemplated by this Agreement shall occur contemporaneously with the execution of this Agreement upon the exchange of the shares of Yinhang Nevada and the Company as described in Section 4.01 herein.

Section 4.03 Closing Events.  At the Closing, or as soon as reasonably practicable thereafter, the Company, Yinhang Nevada and the Stockholders shall execute, acknowledge, and deliver (or shall ensure to be executed, acknowledged, and delivered), any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby.

ARTICLE V

SPECIAL COVENANTS

Section 5.01 Delivery of Books and Records.   At the Closing, Yinhang Nevada shall deliver to the Company, the originals of the corporate minute books, books of account, contracts, records, and all other books or documents of Yinhang Nevada which is now in the possession of Yinhang Nevada or its representatives.

Section 5.02 Third Party Consents and Certificates.  Yinhang Nevada and the Company agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

Section 5.03 Indemnification.

(a) Yinhang Nevada hereby agrees to indemnify the Company and each of the officers, agents and directors of Acquirer as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever) (the “Loss”), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentations made under Article I of this Agreement.  The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement for one year following the Closing.

(b)  Each of the Stockholders, severally but not jointly, agrees to indemnify the Company and each of the officers, agents and directors of the Company as of the date of execution of this Agreement against any Loss, to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentations made under Article II of this Agreement.  The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement for one year following the Closing.

Section 5.04 The Acquisition of Exchange Shares.  Yinhang Nevada and the Company understand and agree that the consummation of this Agreement including the issuance of the Exchange Shares to the Stockholders in exchange for the Exchange Shares as contemplated hereby constitutes the offer and sale of securities under the Securities Act and applicable state statutes.  Yinhang Nevada and the Company agree that such transactions shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes, which depend, among other items, on the circumstances under which such securities are acquired.

(a) In connection with the transaction contemplated by this Agreement, Yinhang Nevada and the Company shall each file, with the assistance of the other and their respective legal counsel, such notices, applications, reports, or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on such exemptions, all to the extent and in the manner as may be deemed by such parties to be appropriate.

(b) In order to more fully document reliance on the exemptions as provided herein, the Company, Yinhang Nevada and the Stockholders shall execute and deliver to the other, at or prior to the Closing, such further letters of representation, acknowledgment, suitability, or the like as the Company or Yinhang Nevada and their respective counsel may reasonably request in connection with reliance on exemptions from registration under such securities laws.

(c) The Stockholders acknowledge that the basis for relying on exemptions from registration or qualifications are factual, depending on the conduct of the various parties, and that no legal opinion or other assurance will be required or given to the effect that the transactions contemplated hereby are in fact exempt from registration or qualification.

Section 5.05 Filing of Delinquent Reports. The Company will use its reasonably commercial efforts to file the Delinquent Reports as soon as practicable.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Brokers.   Yinhang Nevada and the Company agree that, except as set out on Schedule 6.01 attached hereto, there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution or consummation of this Agreement.  Yinhang Nevada and the Company agree to indemnify the other against any claim by any third person other than those described above for any commission, brokerage, or finder’s fee arising from the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

Section 6.02 Governing Law.  This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to the matters of state law, with the laws of the State of Nevada.  Venue for all matters shall be in New York, New York, without giving effect to principles of conflicts of law thereunder.  Each of the parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the federal courts of the United States. By execution and delivery of this Agreement, each party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the aforesaid court, and irrevocably waives any and all rights such party may now or hereafter have to object to such jurisdiction.

Section 6.03 Notices.   Any notice or other communications required or permitted hereunder shall  be in writing and shall be sufficiently given if personally delivered to it or sent by telecopy, overnight courier or registered mail or certified mail, postage prepaid, addressed to the recipient at such address as it has provided to the other parties hereto at the time of execution of this Agreement or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given (i) upon receipt, if personally delivered, (ii) on the day after dispatch, if sent by overnight courier, (iii) upon dispatch, if transmitted by telecopy and receipt is confirmed by telephone and (iv) three (3) days after mailing, if sent by registered or certified mail.

Section 6.04 Attorney’s Fees.  In the event that either party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing party shall be reimbursed by the losing party for all costs, including reasonable attorney’s fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 6.05 Schedules; Knowledge.  Each party is presumed to have full knowledge of all information set forth in the other party’s schedules delivered pursuant to this Agreement.

Section 6.06 Third Party Beneficiaries.  This contract is strictly between Yinhang Nevada and the Company, and, except as specifically provided, no director, officer, stockholder (other than the Stockholders), employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

Section 6.07 Expenses. Each of Yinhang Nevada and the Company will bear their own respective expenses, including legal, accounting and professional fees, incurred in connection with the Exchange or any of the other transactions contemplated hereby.

Section 6.08 Entire Agreement.  This Agreement represents the entire agreement between the parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

Section 6.09 Survival; Termination.  The representations, warranties, and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for a period of one year.

Section 6.10 Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section 6.11 Amendment or Waiver.  Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing.

[Signature Pages Follow]

IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first-above written.

Yinhang Internet Technologies Development I, Inc.

By: /s/ Yong Xu

          Yong Xu

President and Chairman of the Board

Bison Petroleum, Corp.

By: /s/ Yahong Zhao

         Yahong Zhao

Chief Executive Officer

Accepted and Approved by

the Stockholders:

/s/ Yong Xu

     Yong Xu

/s/ Yahong Zhao

    Yahong Zhao

/s/ Yinghua Zhang

   Yinghyua Zhang

Hong Kong Tian Yuan Hui Co. Limited

By: /s/ Lidong Li

      Name:Lidong Li

      Title:Director

Jahoda Limited

By: /s/Chia-Hua Lee

      Name:Chia-Hua Lee

      Title: Director

China Concentric Capital Group Ltd

By: /s/Lien-Hsiang Hu

      Name: Lien-Hsiang Hu

      Title: Director

Table 1

Exchange Shares to be Issued

Name of Yinhang Nevada Stockholder	Number of Exchange Shares	Yinhang Nevada Shares
		Number	Percent
Yong Xu	407,461,667	116,800	53.74
Yahong Zhao	111,633,333	32,000	14.72
Yinghua Zhang	39,071,667	11,200	5.15
Hong Kong Tian Yauan Hui Co. Limited	72,000,000	20,639	9.50
Jahoda Limited	72,000,000	20,639	9.50
China Concentric Capital Group Ltd.	56,000,000	16,052	7.39
	758,166,667	217,330	100.0%

Share Exchange Agreement

Yinhang Nevada Schedules

Exceptions to Representations

None

Share Exchange Agreement

Company Schedules

Exceptions to Representations

None